UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 2, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Metal Storm wins further funding for remote weapon system development

December 2, 2005

Arlington, VA – Defense technology company Metal Storm Limited today announced that its US subsidiary Metal Storm, Inc had been awarded a two year contract worth approximately $1.0 million (Au$1.32 million)  from the US Department of
Defense for the research and development of a remotely operated weapon system.

Under the Phase II Small Business Innovation Research (SBIR) contract, Metal
Storm will develop, produce and evaluate an anti-personnel, unattended, weapon pod and controller using the company’s proprietary electronically initiated munitions delivery systems.

“The objective of the contract is to validate the application of the unique
Metal Storm weapon system with various unmanned ground vehicles (UGVs)” said
Metal Storm Chief Executive Officer, David Smith.

Funding has been provided by the US Navy’s Space and Naval Warfare Systems
Command (SPAWAR) and the Office of Naval Research (ONR) and is a continuation of the Phase I Anti-RPG SBIR which was completed in January 2005.

“This contract also highlights the importance of our focus on having a range of certified munitions to use with our 40mm weapon systems”, Mr Smith said.

The weapon pod and controller will be integrated into a command and control system developed under the Network-integrated Remotely Operated Weapons system project, which is sponsored by the U.S. Defense Threat Reduction Agency.

An innovative weapon mount/aiming platform will also be developed, allowing the weapon to be mounted on various types of UGV.

The contract is the latest in a series of agreements announced by Metal Storm which are aimed at commercializing its 40mm technology.

 “These agreements demonstrate Metal Storm’s continuing focus on achieving successful business development relationships,” Mr Smith said.

The company is also awaiting confirmation of a separate Phase II SBIR contract with the US Army for design and development of less-than-lethal munitions for
Crowd Control applications. This contract award is expected to be confirmed shortly and is worth approximately Au$1.22 million.

Notes
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

For further information, please contact:

US

Metal Storm Contact: Media Contact:
David Smith Gregory Pettit
Metal Storm Limited Hill & Knowlton
TEL: 703 248 8218 TEL: 212 1885 0300
dsmith@metalstorm.com gpettit@hillandknowlton.com

Australia
Investor queries:  Ian Gillespie – Ph: +61 (0) 7 3221 9733

About the US Army SBIR Program
The Small Business Innovation Research (SBIR) Program is a
Congressionally-mandated program which was established in 1982 (with subsequent reauthorizations in 1986, 1992, and 2000 until 2008) to increase the participation of small businesses in federal research and development
(R&D).

The goal of the dual-use SBIR Program is to tap into the innovativeness and creativity of the small business community to help meet government R&D objectives. At the same time, these small companies develop technologies, products, and services which they can then commercialize through sales in the private sector or back to the government.

Three-Phase Process
The SBIR Program conducts a project, if successful, through three phases.
Proposals submitted in response to the solicitation topics are competitively selected for Phase I awards. Note that Phase I is the entry point to the program; it cannot be bypassed. Phase I proposals must respond to a specific topic in the solicitation; the SBIR Program does not accept unsolicited proposals.

In Phase I, the company must prove the feasibility of its concept within a six-month, Phase I - $70,000 effort. The Phase I contract also includes an option, for up to $50,000, which may be exercised by the Army to fund interim
Phase II activities if the project is selected to receive a Phase II award.
The option is intended to fund initial Phase II activities for up to four months while the Phase II contract is being negotiated, providing critical continuity to the company's overall SBIR effort.

Successful Phase I companies are invited to compete for Phase II funding by submitting Phase II proposals near the end of their Phase I efforts. Phase II is a substantial R&D effort, up to $730,000 over two years, and is intended to result in a dual-use prototype product or service meeting the requirements of the original solicitation topic and which can be made commercially viable.

Phase III is the goal of every SBIR effort, and represents the commercialization phase of the program. In Phase III, the successful company markets the products or services developed in Phase II, either to the government or in the commercial sector. No SBIR funds can be used in Phase
III. The intention of SBIR is that each company receiving an investment of
SBIR funds during Phases I and II should now be prepared to compete in the commercial marketplace in Phase III.  (Source: US Army Research Office website
– all amounts expressed in US$)

About Space and Naval Warfare Systems Command (SPAWAR)
Space and Naval Warfare Systems Command (SPAWARSYSCOM) is located in San
Diego, California and is the Navy’s premier Command, Control, Communications, and Computers, Intelligence, Surveillance and Reconnaissance (C4ISR) command for acquisition and life-cycle management of communications and warfare systems. They are a dynamic organization, providing world-class information
solutions to the Warfighter.   SPAWAR is one of the US Navy’s four major
acquisition commands and has 7,600 employees.

About ONR
The Office of Naval Research (ONR) coordinates, executes, and promotes the science and technology programs of the United States Navy and Marine Corps through schools, universities, government laboratories, and nonprofit and for-profit organizations. It provides technical advice to the Chief of Naval
Operations and the Secretary of the Navy and works with industry to improve technology manufacturing processes.

The ONR’s mission is to plan, foster and encourage scientific research in recognition of its paramount importance as related to the maintenance of future naval power, forced entry capability, and the preservation of national security.

About Defense Threat Reduction Agency (DTRA)
In the post-Cold War environment, a unified, consistent approach to deterring, reducing and countering weapons of mass destruction is deemed essential to maintaining US national security.  Under DTRA, Department of Defense resources, expertise and capabilities are combined to ensure the United States remains ready and able to address the present and future WMD threat. They perform four essential functions to accomplish this mission: combat support, technology development, threat control and threat reduction. These functions form the basis for how they are organized and their daily activities.
Together, they enable them to reduce the physical and psychological terror of weapons of mass destruction, thereby enhancing the security of the world’s citizens.

About Metal Storm
Metal Storm Limited is a defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in the US, with an office in Washington DC.  The company has invented a ballistics technology that has no known conventional equivalent.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Ends

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: December 05, 2005	By:	James D MacDonald
	Name:	James D MacDonald
	Title:	Company Secretary